Correspondence

July 31, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Scorpius Holdings, Inc.
Registration Statement on Form S-1
Filed July 19, 2024 File No: 333-280887

Dear Ms. Gama:

Scorpius Holdings, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-280887), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Friday, August 2, 2024, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Leslie Marlow at (212) 885-5358 or Melissa Palat Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

SCORPIUS HOLDINGS, INC.

By:	/s/ Jeffrey Wolf
	Name:	Jeffrey Wolf
	Title:	Chief Executive Officer

cc:	Leslie Marlow, Blank Rome LLP Melissa Palat Murawsky, Blank Rome LLP